UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number: ________

                           NOTIFICATION OF LATE FILING

                                                       CUSIP Number: 72346U 10 5

(Check one:) [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
             [X] Form 10-Q [ ] Form N-SAR

         For Period Ended: September 30, 2001
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the transition period ended: Not applicable

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
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                         PART I - REGISTRANT INFORMATION

Pinnacle Foods, Inc.
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Full Name of Registrant

Not applicable
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Former Name if Applicable

980 Glasgow Street
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Address of Principal Executive Office (Street and Number)

Pottstown, PA  19464
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City, State and Zip Code


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                        PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
         [X] calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form 10-Q or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed period. (Attach Extra Sheets if Needed.)

         Pinnacle Foods, Inc. (the "Company") became subject to the reporting requirements of the Securities Exchange Act of 1934 when its registration statement became effective on September 7, 2001. On November 9, 2001, the Company received a letter containing 48 comments on the registration statement from the SEC. The Company requires additional time to ensure that its Quarterly Report on Form 10-QSB conforms to the Company's response to the comment letter and includes disclosure and other information suggested by the comment letter.

                           PART IV - OTHER INFORMATION

         (l) Name and telephone number of person to contact in regard to this notification

              Steven B. King                           215-864-8604
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                 (Name)                     (Area code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [X]  Yes [  ]  No


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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [X]  Yes [  ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company expects that the components of results of operations for the three month period ended September 30, 2001 to be significantly different from those for the corresponding period of 2000. Sales, Cost of Goods and General and Administrative Expense are expected to be significantly higher in the third quarter of 2001 than in the corresponding period of 2000. Sales increased from $3.8 million to approximately $11.9 million. Cost of Goods increased from $4.2 million to approximately $11.9 million. General and Administrative Expense increased from $0.7 million to approximately $1.1 million. Because these increases in Cost of Goods and General and Administrative Expense approximated the increase in Sales, the Company expects its Net Loss in the third quarter of 2001 to be comparable to its Net Loss in the corresponding quarter of 2000.














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                              Pinnacle Foods, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: November  12, 2001              By: /s/ Michael D. Queen
      ------------------                  ------------------------
                                          Michael D. Queen,
                                          President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


















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